



HONE
Sharpening Brain, Body, & Being
MUSHROOM MATCHA
All-Day Focus
Bolstered Immunity
HONE
Sharpening Brain, Body, & Being
MUSHROOM MATCHA
All-Day Focus

HONE

Mudita, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: June 5, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Mudita, Inc.

Founded: January 9, 2019

Address: 14812 Marine Dr
Stanwood, WA 98292

Industry: Tea Wholesaler

Employees: 2

Website: https://www.honeblends.com

Use of Funds Allocation:

If the maximum raise is met:

$80,600 (65.00%) – of the proceeds will go towards inventory
$37,820 (30.50%) – of the proceeds will go towards marketing
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,925 Followers



SMBX



Business Metrics:

	FY21	FY22
Total Assets	$90,420	$230,955
Cash & Cash Equivalents	$50,526	$4,364
Accounts Receivable	$0	$112,364
Short-term Debt	$32,535	$74,986
Long-term Debt	$160,000	$8,000
Revenue	$79,169	$259,090
Cost of Goods Sold	$72,538	$175,327
Taxes	$0	$0
Net Income	-$121,163	-$27,340

Recognition:

Mudita, Inc. (DBA HONE) is currently carried in 210 stores throughout North America, including Fred Meyer in Washington, Alaska, and Oregon, Erewhon Market in Los Angeles, and City Market and King Soopers in Colorado. By expanding their inventory and increasing their marketing efforts, they will meet the growing demand for our product and can expand into additional markets.

About:

Mudita, Inc. (DBA HONE) is a natural, mushroom-based matcha that provides natural energy and an overall feeling of well-being. It's made sustainably in Portland and shipped throughout North America. It works to improve minds and bodies rather than supply a quick, fleeting fix. HONE harnesses the power of the natural world rather than chemical fillers and sugar–and just makes you feel good.

For more information, contact our Customer Support Team at support@thesmbx.com

